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                  RESOLUTIONS FOR THE COMPENSATION COMMITTEE
              OF THE BOARD OF DIRECTORS OF GIDDINGS & LEWIS, INC.

I. RESOLUTIONS AUTHORIZING AMENDMENT OF THE SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN.

     WHEREAS, the standard Supplemental Executive Retirement Plan ("SERP") in effect for designated officers and executives of Giddings & Lewis, Inc. requires modification to clarify when accrued benefits vest under the SERP, generally, and to coordinate more effectively with the Company's Key Executive Employment and Severance Agreements in effect for substantially the same group of Company officers and executives.

     NOW, THEREFORE, BE IT RESOLVED, that the Company is authorized to enter into an agreement amending the SERP of each officer or executive as follows:

          To provide for vesting of accrued SERP benefits concurrently with vesting of accrued benefits under the Funded Plan (as that term is defined in the SERP). Such amendment shall modify Section 2 of each SERP by adding new subparagraph E thereto as follows:

     E. VESTING. The Executive's benefits accrued under the Plan shall be fully vested and nonforfeitable coincident with the vesting of the Executive's accrued benefits under the Funded Plan.

          To provide for full vesting of any nonvested SERP benefit upon a "Change in Control of the Company" (as that term is defined in the SERP). Such amendment shall modify Section 3 of each SERP to read in its entirety as follows:

          3. VESTING UPON CHANGE IN CONTROL OF THE COMPANY. Notwithstanding the provisions of subparagraph E of Section 2, the Executive's benefits accrued under the Plan shall be fully vested and nonforfeitable coincident with the date of a Change in Control of the Company.